SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)

CENTRUS ENERGY CORP.

(Name of Issuer)

CLASS A COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

15643U104

(CUSIP Number)

Morris Bawabeh
15 Ocean Avenue
Brooklyn, NY 11225
Telephone: (718) 703-8441

With a copy to:
Len Breslow, Esq.
Breslow & Walker, LLP
100 Jericho Quadrangle, Suite 230
Jericho, NY 11753
Telephone: (516) 822-6505

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

                               March 25, 2024

Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Morris Bawabeh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 1,156,455 shares[1] (see Item 5 infra)
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 1,156,455 shares[1] (see Item 5 infra)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,156,455 shares[1] (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7%[1] (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1 The reporting person disclaims beneficial ownership of these securities except to the extent of his equity interest therein.

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS Kulayba LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,155,455 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,155,455 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,155,455 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.7% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 15643U104	13D
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) M&D Bawabeh Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* (see instructions)		WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		New York
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER 1,000 shares (see Item 5 infra)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 1,000 shares (see Item 5 infra)
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000 shares (see Item 5 infra)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0.0% (see Item 5 infra)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note:

This Amendment No. 10 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13D amends the Schedule 13D filed on March 30, 2016 (as subsequently amended) (the “Schedule 13D”) by the reporting persons with the Securities and Exchange Commission with respect to shares of Class A common stock (the “Common Stock”) of Centrus Energy Corp (the “Issuer”). Capitalized terms used but not defined in this Amendment have the meaning set forth in the Schedule 13D. This Amendment is being filed to amend and supplement the Schedule 13D as set forth herein. Disclosure items set forth in the Schedule 13D shall remain in effect, except to the extent expressly amended or superseded by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following disclosure:

The M&D Bawabeh Foundation used its working capital funds to make its open market purchases of the shares of Common Stock following the filing of Amendment No. 9 to the Schedule D. The aggregate amount of the funds used in making such purchases was approximately $3,075,000.

Item 5.	Interests in Securities of the Issuer.

Item 5(c) of the Schedule 13D is hereby amended to add the following disclosures:

(c) Transactions within the past 60 days: On March 21, 2024, Kulayba LLC contributed 40,000 shares of Common Stock to the M&D Bawabeh Foundation, Inc. The following additional transactions with respect to the shares of Common Stock took place since January 26, 2024:

Reporting Person	Date of Transaction	Number of Shares Sold(S)/Bought(B)	Price Per Share	Where/How Effected
Kulayba LLC	2/12/24	30,000(S)	$47.50	Open Market
M&D Bawabeh Foundation, Inc.	2/22/24	22,000(B)	$41.4717	Open Market
M&D Bawabeh Foundation, Inc.	2/23/24	3,000(B)	$41.8900	Open Market
M&D Bawabeh Foundation, Inc.	3/1/24	2,500(S)	$42.7939	Open Market
M&D Bawabeh Foundation, Inc.	3/1/24	2,500(S)	$42.7500	Open Market
M&D Bawabeh Foundation, Inc.	3/4/24	5,000(S)	$43.0082	Open Market
M&D Bawabeh Foundation, Inc.	3/4/24	5,000(S)	$43.1896	Open Market
M&D Bawabeh Foundation, Inc.	3/4/24	5,000(B)	$41.1997	Open Market
M&D Bawabeh Foundation, Inc.	3/5/24	5,000(B)	$40.2402	Open Market
M&D Bawabeh Foundation, Inc.	3/5/24	5,000(B)	$40.3465	Open Market
M&D Bawabeh Foundation, Inc.	3/5/24	5,000(B)	$40.0997	Open Market
M&D Bawabeh Foundation, Inc.	3/6/24	5,000(S)	$41.5000	Open Market
M&D Bawabeh Foundation, Inc.	3/7/24	12,500(S)	$41.5000	Open Market
M&D Bawabeh Foundation, Inc.	3/7/24	5,000(S)	$41.7619	Open Market
M&D Bawabeh Foundation, Inc.	3/7/24	5,000(S)	$41.7851	Open Market
M&D Bawabeh Foundation, Inc.	3/7/24	2,500(S)	$41.5050	Open Market
M&D Bawabeh Foundation, Inc.	3/13/24	25,000(B)	$38.5195	Open Market
M&D Bawabeh Foundation, Inc.	3/20/24	10,000(S)	$39.5006	Open Market
M&D Bawabeh Foundation, Inc.	3/20/24	2,500(S)	$39.3688	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	10,000(S)	$40.8000	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	2,500(S)	$40.5004	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	5,000(S)	$40.5000	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	2,500(S)	$40.8123	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	535(S)	$40.8219	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	1,965(S)	$40.7561	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	2,500(S)	$41.0000	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	2,500(S)	$41.1330	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	2,500(S)	$41.2657	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	2,500(S)	$41.2201	Open Market

M&D Bawabeh Foundation, Inc.	3/25/24	5,000(S)	$41.2005	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	5,000(S)	$41.2101	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	5,000(S)	$41.2159	Open Market
M&D Bawabeh Foundation, Inc.	3/25/24	448(S)	$41.0000	Open Market
M&D Bawabeh Foundation, Inc.	3/26/24	4,552(S)	$40.6444	Open Market

The percentages of beneficial ownership shown in this Amendment are based on 14,956,434 shares of Common Stock issued and outstanding as reported on the Issuer’s Form 10-K for the year ended December 31, 2023, filed on February 9, 2024.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 18, 2024

/s/ Morris Bawabeh
Morris Bawabeh

Kulayba LLC

By:	/s/ Morris Bawabeh
Morris Bawabeh, Sole Member

M&D Bawabeh Foundation, Inc.

By:	/s/ Morris Bawabeh
Morris Bawabeh, President

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).